Exhibit 99.1

iClick Interactive Announces ADS Ratio Change

HONG KONG — Oct. 31, 2022 — iClick Interactive Asia Group Limited (“iClick” or “the Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it will change the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing one-half (1/2) of one Class A ordinary share to one (1) ADS representing five (5) Class A ordinary shares.

For the ADS holders, the change in the ADS ratio will have the same effect as a one-for-ten reverse ADS split. There will be no change to the Company’s Class A ordinary shares. The effect of the ratio change on the ADS trading price on Nasdaq is expected to take place at the open of trading on November 14, 2022 (U.S. Eastern Time). ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of every ten (10) then-held ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. The ADSs will continue to be traded on Nasdaq under the symbol “ICLK.”

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than ten (10) times the ADS price before the change.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Exhibit 99.1

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com